UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Zhihu Inc.
(Name of Issuer)
Class A ordinary shares, par value US$0.000125 per share
(Title of Class of Securities)
98955N108**
(CUSIP Number)
Tencent Holdings Limited 29/F., Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, with each two American Depositary Shares representing one of the Class A ordinary shares, par value US$0.001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 98955N108
1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 38,066,599 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,066,599 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,066,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)       Represents (i) 20,457,894 Class A ordinary shares of the Issuer (as defined below) held by Dandelion Investment Limited; (ii) 10,617,666 Class A ordinary shares of the Issuer held by Image Frame Investment (HK) Limited; and (iii) 6,991,039 Class A ordinary shares of the Issuer held by Sogou Technology Hong Kong Limited. Dandelion Investment Limited, Image Frame Investment (HK) Limited, and Sogou Technology Hong Kong Limited are all subsidiaries of Tencent Holdings Limited.

(2)       The percentage is calculated based on 261,525,092 Class A ordinary shares of the Issuer outstanding immediately after the completion of its initial public offering, as disclosed in its Form 424(b)(4) prospectus dated March 25, 2021 filed with the United States Securities and Exchange Commission in connection with such offering.

CUSIP No. 98955N108
1.	Names of Reporting Persons Dandelion Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,457,894
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,457,894
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,457,894
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)       The percentage is calculated based on 261,525,092 Class A ordinary shares of the Issuer outstanding immediately after the completion of its initial public offering, as disclosed in its Form 424(b)(4) prospectus dated March 25, 2021 filed with the United States Securities and Exchange Commission in connection with such offering.

Introduction

This Schedule 13D (this “Statement”) is being filed by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), and Dandelion Investment Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Tencent (“Dandelion,” and together with Tencent, the “Reporting Persons”), in respect of the Class A ordinary shares, par value US$0.000125 per share (the “Class A Ordinary Shares”), of Zhihu Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

Item 1. Security and Issuer

The title and class of securities to which this Statement relates are the Class A Ordinary Shares. The address of the principal executive offices of the Issuer is A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China.

The Issuer’s ordinary shares (the “Ordinary Shares”) consist of Class A Ordinary Shares and Class B ordinary shares, par value US$0.000125 per share (the “Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes and each Class A Ordinary Share is entitled to one vote.

The Issuer’s American depositary shares (the “ADSs”), with each two ADSs representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “ZH.”

Item 2. Identity and Background

(a) – (c), (f) This Statement is being jointly filed by:

(i)       Tencent, a Cayman Islands company; and

(ii)       Dandelion, a British Virgin Islands company and a wholly-owned subsidiary of Tencent.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a joint filing agreement attached hereto as an exhibit, with respect to the joint filing of this Statement and any amendment or amendments hereto.

The address of principal offices of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

Tencent is an integrated internet services company providing services including value-added services, games, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Dandelion is a wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each of the executive officers and directors of each of Tencent and Dandelion (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) – (e) None of the Reporting Persons nor any of Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering completed on March 30, 2021 (the “IPO”), Tencent beneficially owned a total of 29,496,613 preferred shares of the Issuer, consisting of (i) 17,084,408 Series C preferred shares and 3,373,486 Series D preferred shares of the Issuer held of record by Dandelion; (ii) 1,097,810 Series D1 preferred shares, 6,023,239 Series E preferred shares and 1,917,670 Series F-1 preferred shares of the Issuer held of record by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Tencent (“Image Frame”), all of which were acquired by Tencent in pre-IPO financing transactions of the Issuer. Immediately prior to the completion of the IPO, all of these preferred shares were automatically converted into and re-designated as Class A Ordinary Shares on a one-to-one basis.

Concurrently with the IPO, Tencent acquired 1,578,947 Class A Ordinary Shares from the Company in the Concurrent Private Placement (as defined in Item 4 below) through Image Frame for an aggregate purchase price of US$30.0 million.

In September 2021, Tencent acquired the beneficial ownership of 6,991,039 Class A Ordinary Shares held by Sogou Technology Hong Kong Limited upon the completion of the Transactions (as defined in Item 4).

Dandelion and Image Frame obtained the funds from Tencent, its parent holding company, to acquire such securities of the Issuer. Tencent used its working capital to acquire such securities of the Issuer (including funding the contributions to Dandelion and Image Frame).

Item 4. Purpose of Transaction

Pre-IPO Private Placements

Prior to the IPO, Tencent beneficially owned a total of 29,496,613 preferred shares of the Issuer, consisting of (i) 17,084,408 Series C preferred shares and 3,373,486 Series D preferred shares held of record by Dandelion; and (ii) 1,097,810 Series D1 preferred shares, 6,023,239 Series E preferred shares and 1,917,670 Series F-1 preferred shares held of record by Image Frame. Immediately prior to the completion of the IPO, all of these preferred shares were automatically converted into and re-designated as Class A Ordinary Shares on a one-to-one basis.

Prior to the IPO, Sogou Technology Hong Kong Limited, an exempted company with limited liability incorporated under the laws of Hong Kong (“Sogou”), beneficially owned a total of 6,991,039 preferred shares of the Issuer. Immediately prior to the completion of the IPO, all of such preferred shares were automatically converted into and re-designated as Class A Ordinary Shares on a one-to-one basis.

Concurrent Private Placement

In March 2021, concurrently with the IPO, Tencent acquired 1,578,947 Class A Ordinary Shares from the Issuer in a private placement through Image Frame (the “Concurrent Private Placement”).

Shareholders Agreement of the Issuer

Pursuant to the sixth amended and restated shareholders agreement of the Issuer (the “Shareholders Agreement”) dated August 7, 2019, Tencent has the exclusive right to designate, appoint, remove, replace and reappoint one director on the Issuer’s board of directors. Such right was terminated upon the IPO. As of the date of this Statement, Tencent has designated one director on the Issuer’s board of directors. Additionally, pursuant to the Shareholders Agreement, the Issuer has granted certain customary demand registration rights, shelf registration rights and piggyback registration rights to Tencent.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement and incorporated herein by reference.

Sogou Merger

On September 29, 2020, Sogou entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with THL A21 Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“THL A21”), TitanSupernova Limited (the “Parent”), a wholly-owned subsidiary of THL A21, and, solely for the purposes of Section 9.09, Section 9.10 and Section 9.11 thereof, Tencent Mobility Limited, a wholly-owned subsidiary of Tencent. According to the Merger Agreement, following the consummation of the transactions contemplated by the Share Purchase Agreement (as defined below), the Parent will be merged with and into Sogou in a short-form merger in accordance with Section 233(7) of the Cayman Islands Companies Law, with Sogou being the surviving company (the “Merger”).

Concurrently with the execution of the Merger Agreement, the Parent and certain shareholders of Sogou entered into a Share Purchase Agreement (as amended, the “Share Purchase Agreement”), pursuant to which the Parent will acquire an aggregate of 130,917,250 Class A ordinary shares of Sogou from such shareholders.

The Merger and the transactions contemplated under the Share Purchase Agreement are hereinafter referred to collectively as the “Transactions.”

The Transactions were closed on September 23, 2021. At that time, Sogou became a subsidiary of Tencent, who, through its affiliates, acquired the beneficial ownership of 6,991,039 Class A Ordinary Shares owned by Sogou Technology Hong Kong Limited.

The foregoing descriptions of the Merger Agreement and the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents filed as exhibits to this Statement and incorporated herein by reference.

The Reporting Persons acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Reporting Persons and any of Tencent’s designee(s) to the Issuer’s board of directors may engage in discussions with management, the board of directors, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares or the ADSs; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Except as disclosed in this Statement, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and Item 13 of each of the cover page of this Statement for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Dandelion may be deemed to be the beneficial owner and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 20,457,894 Class A Ordinary Shares held of record by it, representing 7.8% of the total issued and outstanding Class A Ordinary Shares.

Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of an aggregate of 38,066,599 Class A Ordinary Shares held of record by Dandelion Investment Limited, Image Frame Investment (HK) Limited, and Sogou Technology Hong Kong Limited, all of which are subsidiaries of Tencent, representing 14.6% of the total issued and outstanding Class A Ordinary Shares.

The beneficial ownership percentages above are calculated based on the total number of Class A Ordinary Shares outstanding immediately after the completion of the IPO of the Issuer, as disclosed in a Form 424(b)(4) prospectus dated March 25, 2021 filed with the United States Securities and Exchange Commission in connection with the IPO.

(c)       To the knowledge of the Reporting Persons, none of the Related Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)       Except as disclosed in this Statement, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Statement.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Shareholders Agreement and is incorporated herein by reference. A copy of this document is attached as an exhibit to this Statement and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement dated as of September 30, 2021 by and between Tencent Holdings Limited and Dandelion Investment Limited.

2	Sixth Amended and Restated Shareholders’ Agreement dated August 7, 2019 between the Issuer, Dandelion Investment Limited, Image Frame Investment (HK) Limited and certain other parties named therein (incorporated by reference to Exhibit 4.4 to the F-1 registration statement, as amended, filed by the Issuer with the Securities and Exchange Commission on March 23, 2021).

3	Agreement and Plan of Merger, dated as of September 29, 2020, by and among Sogou Inc., THL A21 Limited, TitanSupernova Limited, and, solely for purposes of Section 9.09, Section 9.10 and Section 9.11 thereof, Tencent Mobility Limited (incorporated by reference to Exhibit 99.2 to a current report on Form 6-K furnished by Sogou Inc. to the Securities and Exchange Commission on September 29, 2020), as amended by Amendment No. 1 thereto dated as of December 1, 2020 (incorporated by reference to Exhibit (d)(4) to the Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed initially with the Securities and Exchange Commission on October 28, 2020) and Amendment No. 2 thereto dated as of July 19, 2021 (incorporated by reference to Exhibit (d)(6) to the Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed initially with the Securities and Exchange Commission on October 28, 2020).

4	Share Purchase Agreement, dated as of July 19, 2021, by and among TitanSupernova Limited, Sohu.com (Search) Limited and Sohu.com Limited, as amended by Amendment No. 1 thereto dated as of December 1, 2020 (incorporated by reference to Exhibit (d)(5) to the Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed initially with the Securities and Exchange Commission on October 28, 2020) and Amendment No. 2 thereto dated as of July 19, 2021 (incorporated by reference to Exhibit (d)(7) to Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed initially with the Securities and Exchange Commission October 28, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

DANDELION INVESTMENT LIMITED

By:	/s/ Li Qingjie
	Name:	Li Qingjie
	Title:	Director

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein	Chief Exploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

EXECUTIVE OFFICERS AND DIRECTORS OF DANDELION INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Dandelion Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Dandelion Investment Limited.

Name	Present Principal Employment	Citizenship
Directors:
Li Qingjie Ku So Ching	Director Director	People’s Republic of China People’s Republic of China (Hong Kong SAR)

Executive officers:
N/A